26th Floor, Gloucester Tower

The Landmark

15 Queen’s Road Central

Hong Kong

Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com	David Zhang To Call Writer Directly +852 3761 3318 david.zhang@kirkland.com

October 6, 2017

CONFIDENTIAL

Mr. Larry Spirgel, Assistant Director

Ms. Celeste M. Murphy, Legal Branch Chief

Mr. Courtney Lindsay, Staff Attorney

Mr. Terry French, Accountant Branch Chief,

Mr. Charles Eastman, Staff Accountant

AD Office 11 – Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sea Limited

Amendment No. 1 to Registration Statement on Form F-1

CIK No. 0001703399

Dear Mr. Spirgel, Ms. Murphy, Mr. Lindsay, Mr. French and Mr. Eastman:

On behalf of our client, Sea Limited (the “Company”), a foreign private issuer incorporated under the laws of the Cayman Islands, we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comment contained in the Staff’s letter dated September 29, 2017 on the Company’s Registration Statement on Form F-1 filed on September 22, 2017 relating to its initial public offering in the United States of American Depositary Shares, representing the Company’s ordinary shares (the “Registration Statement”). Concurrently with the submission of this letter, the Company has filed its Amendment No.1 to Registration Statement on Form F-1 (the “Revised Registration Statement”) as well as certain exhibits hereto via EDGAR to the Securities and Exchange Commission (the “Commission”). To facilitate your review, the Company is delivering to the Staff via hand delivery five courtesy copies of this letter and the Revised Registration Statement, marked to show changes to the previously filed Registration Statement.

PARTNERS: Pierre-Luc Arsenault3 | Lai Yi Chau | Henry M.C. Cheng6 | Justin M. Dolling6 | David Patrick Eich1,5,6 | Liu Gan2 | Damian C. Jacobs6 | Guang Li3 | Neil E.M. McDonald | Kelly Naphtali | Nicholas A. Norris6 | Derek K.W. Poon3,6 | Jesse D. Sheley# | Arthur K.H. Tso | Li Chien Wong | Judy W.C. Yam | David Yun6

REGISTERED FOREIGN LAWYERS: Daniel J. Abercromby6 | Damien Coles6 | Daniel Dusek3 | David M. Irvine6 | Hao-Chin Jeng3 | Benjamin W. James4 | Cori A. Lable2 | Xiaoxi Lin3 | Daniel R. Lindsey6 | Peng Qi3 | Robert P.H. Sandes6 | Benjamin Su3 | Jonathan J. Tadd6 | Wenchen Tang3 | Xiaoyao Yin3 | David Zhang3 | Yue Zhang3

ADMITTED IN: 1 State of Illinois (U.S.A.); 2 Commonwealth of Massachusetts (U.S.A.); 3 State of New York (U.S.A.); 4 State of Texas (U.S.A.); 5 State of Wisconsin (U.S.A.); 6 England and Wales; # non-resident

Beijing    Boston    Chicago    Houston    London     Los Angeles    Munich    New York    Palo Alto    San Francisco    Shanghai    Washington, D.C.

AD Office 11 – Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

October 6, 2017

The Company will commence its marketing activities in connection with the offering on October 9, 2017. The Company plans to request the Staff’s declaration of the effectiveness of the Registration Statement as of October 19, 2017. The Company would greatly appreciate the Staff’s continuing assistance and support in meeting its timetable.

In addition to the amendments made in response to the Staff’s comments, the Company has updated the Revised Registration Statement to include information and data to reflect the latest developments since the filing of the previous Registration Statement.

The Staff’s comment is repeated below in bold and followed by the Company’s response.

Exhibit 5.1

1.	Counsel’s assumption contained in Section 2.4 to the legality opinion is unduly broad. Counsel may not assume material facts underlying the opinion or any readily ascertainable facts. Please file a revised opinion without such assumption. Please refer to Item II.B.3.a of Staff Legal Bulletin No. 19.

In response to the Staff’s comment, the Company’s Cayman Islands counsel, Maples and Calder (Hong Kong) LLP, has removed the assumption from its opinion. The Company has filed the revised opinion as exhibit 5.1 in the Revised Registration Statement.

*            *             *

If you have any questions regarding the Revised Registration Statement, please contact me at david.zhang@kirkland.com, +852 3761 3318 (work) or +852 9124 8324 (cell), Benjamin Su at benjamin.su@kirkland.com, +852 3761 3306 (work) or +852 9881 9371 (cell) or Ben James at ben.james@kirkland.com, +852 3761 3412 (work) or +852 5183 3813 (cell). Questions pertaining to accounting and auditing matters may be directed to the following partners at Ernst & Young LLP: Ken Ong at ken.ong@sg.ey.com, or +65 6309 6768 or Shirley Wong at shirley.wong@sg.ey.com, or +65 6309 6228 (work). Ernst & Young LLP is the independent registered public accounting firm of the Company.

AD Office 11 – Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

October 6, 2017

Thank you for your time and attention.

Very truly yours,

/s/ David Zhang

David T. Zhang

Enclosures

c.c.	Tony Tianyu Hou, Group Chief Financial Officer

Yanjun Wang, Esq., Group General Counsel

Benjamin Su, Esq., Partner, Kirkland & Ellis International LLP

Ben James, Esq., Partner, Kirkland & Ellis International LLP

Ken Ong, Partner, Ernst & Young LLP

Shirley Wong, Appendix K Reviewer, Ernst & Young LLP

James C. Lin, Esq., Partner, Davis Polk & Wardwell LLP